Filed by BioCryst Pharmaceuticals, Inc. pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BioCryst Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-23186

BioCryst Pharmaceuticals and Idera Pharmaceuticals File
Preliminary Proxy Statement and Investor Presentation in Connection with Pending Merger

Provide Update on Key Benefits of Pending Merger and
Comprehensive Evaluation of Strategic Opportunities Leading Up to Definitive Merger Agreement

BioCryst and Idera Boards of Directors Unanimously Recommend
Respective Stockholders Vote “FOR” the Proposed Merger

RESEARCH TRIANGLE PARK, N.C. and EXTON, Pa. — February 27, 2018 — BioCryst Pharmaceuticals, Inc. (NASDAQ:BCRX) (“BioCryst”), and Idera Pharmaceuticals, Inc. (NASDAQ:IDRA) (“Idera”), today filed a joint preliminary proxy statement/prospectus with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed merger, containing detailed information about the merger agreement and the transaction. The companies also today filed an investor presentation with the SEC that provides an update on certain key benefits of the companies’ pending merger.

As announced on January 22, 2018, BioCryst and Idera entered into a definitive agreement to combine and form a new enterprise focused on the development and commercialization of medicines to serve more patients suffering from rare diseases.

Highlights of the presentation, which is available on the Investor Relations section of both companies’ websites, as well as www.sec.gov, include:

•                  Combination creates a differentiated biotech company focused on innovative rare disease therapies. This is a highly complementary and value-enhancing transaction, combining BioCryst, a developer of oral therapies for life threatening rare diseases and Idera, a rare disease company with strong immune-oncology assets. The combined company will be a unique player in rare diseases, with enhanced scale, a strong competitive position in the marketplace, a robust late-stage pipeline and financial strength and flexibility.

•                  Robust pipeline with increased opportunities for success. The combination establishes a diversified and innovative late-stage pipeline with two highly attractive Phase 3 rare disease assets and two promising Phase 2 rare disease assets that are expected to create more opportunities for success. Exciting late-stage programs include BCX7353 and IMO-2125, along with a variety of early-stage programs and supporting assets. The combined company’s Phase 3 programs create a financially strong foundation to support a robust, rare disease focused pipeline that is positioned to build greater and more sustainable value for the benefit of stockholders as well as patients with rare diseases beyond what the two companies could achieve alone.

•                  The combination brings together two synergistic discovery engines with enhanced development opportunities. Together, BioCryst and Idera will be positioned to leverage both structure-guided small molecule design and nucleic acid / oligonucleotide chemistry within one organization. This will afford the combined company with the opportunity to expand the number of rare disease targets that the companies’ technologies could be applied to and enhance market opportunities through potentially more effective and unique joint small molecule and oligo treatments for rare diseases.

•                  The combined company will have increased financial strength and flexibility and meaningful synergy opportunities. The combined company will have a net cash balance of approximately $243 million(1) and expects to realize approximately $20 million in cash synergies in year two and a total of $30 million in annual pre-tax cost synergies in year three after closing. The Company expects synergies to primarily come from consolidating facilities and other expense savings. The combination also creates opportunities to generate near-term sources of non-dilutive capital, which can be more effectively put to work to maximize the portfolio’s market potential and to maximize stockholder value creation.

•                  BioCryst and Idera undertook robust evaluations of strategic options before announcing the proposed merger. BioCryst and Idera have engaged, well-advised Boards comprised of highly experienced directors with extensive industry knowledge. Both Boards retained leading financial and legal advisors to assist in evaluating strategic options. The BioCryst Board met numerous times over a two-year period to discuss value enhancing opportunities. Throughout the review, the BioCryst Board looked at a number of potential strategic opportunities such as mergers, bolt-on acquisitions and in-licensing transactions. Idera also engaged in discussions with multiple parties regarding potential licensing and collaboration arrangements. Following each company’s discussions with numerous potential partners and in-depth reviews of strategic options, the BioCryst and Idera Boards determined the merger made strategic and financial sense and is a unique opportunity to enhance stockholder value.

•                  BioCryst and Idera are encouraged by positive commentary from Wall Street analysts. The Companies also highlight in the presentation commentary by Wall Street analysts regarding the value-creation potential and benefits of the combination, including enhanced scale, pipeline diversification, complementary and synergistic discovery platforms and increased financial flexibility.

The BioCryst and Idera Boards of Directors unanimously recommend that stockholders of both companies vote “FOR” the proposed merger at their respective Special Meetings of Stockholders. The dates of the meetings have not yet been announced.

(1)  Unaudited pro-forma cash balance as of December 31, 2017

J.P. Morgan Securities LLC is acting as exclusive financial advisor to BioCryst and Skadden, Arps, Slate, Meagher & Flom, LLP is acting as BioCryst’s legal counsel. Goldman Sachs & Co. LLC is acting as exclusive financial advisor to Idera and Latham & Watkins, LLP is acting as Idera’s legal counsel.

BioCryst 2017 Financial Results

BioCryst separately today announced its financial results for the fourth quarter and year ended December 31, 2017, and filed a separate investor presentation related to its financial results. The presentation can be accessed by visiting the “Investors” section of the BioCryst website at www.BioCryst.com.

About BioCryst Pharmaceuticals

BioCryst Pharmaceuticals designs, optimizes and develops novel small molecule drugs that block key enzymes involved in rare diseases. BioCryst has several ongoing development programs: BCX7353 and other second generation oral inhibitors of plasma kallikrein for hereditary angioedema, and galidesivir, a broad spectrum viral RNA polymerase inhibitor that is a potential treatment for filoviruses. RAPIVAB® (peramivir injection), a viral neuraminidase inhibitor for the treatment of influenza, is BioCryst’s first approved product and has received regulatory approval in the U.S., Canada, Japan, Taiwan and Korea. Post-marketing commitments for RAPIVAB are ongoing, as well as activities to support regulatory approvals in other territories. For more information, please visit the Company’s website at www.BioCryst.com.

About Idera

Harnessing the approach of the earliest researchers in immunotherapy and the company’s vast experience in developing proprietary immunology platforms, Idera’s lead development program is focused on priming the immune system to play a more powerful role in fighting cancer, ultimately increasing the number of people who can benefit from immunotherapy. Idera continues to invest in research and development, and is committed to working with investigators and partners who share the common goal of addressing the unmet needs of patients suffering from rare, life-threatening diseases.

Additional Information and Where to Find It

In connection with the proposed merger, Nautilus Holdco, Inc. (“Holdco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes the preliminary joint proxy statement of BioCryst and Idera and that also will constitute a prospectus of Holdco. These materials are not yet final and will be amended. Once the Registration Statement is declared effective by the SEC, each of BioCryst and Idera will mail the definitive joint proxy statement/prospectus included therein to their respective stockholders. BioCryst, Idera and Holdco will also file other documents with the SEC regarding the proposed transaction. These documents are not substitutes for the definitive joint proxy/prospectus that will be filed by each of BioCryst and Idera with the SEC and mailed to stockholders. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of these materials and other documents filed with the SEC (when available) by BioCryst, Idera and Holdco through the website maintained by the SEC at www.sec.gov. Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 15, 2017 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017 Additional information about the interests of BioCryst’s directors and officers and Idera’s directors and officers in the proposed merger can be found in the above-referenced Registration Statement. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements

These materials contain forward-looking statements within the meaning of the federal securities law, regarding, among other things, future events or the future financial performance of Idera and BioCryst. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All forward-looking statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; Idera’s and BioCryst’s plans, objectives expectations and intentions; any assumptions underlying any of the foregoing; and any statements relating to the merger, are forward-looking statements. Forward-looking statements are based on information currently available to Idera and BioCryst and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors that could cause actual events or results to differ materially from Idera’s and BioCryst’s plans, estimates or expectations. With respect to the transactions contemplated by the merger agreement between Idera and BioCryst, these factors could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with patients, doctors and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupt current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transactions, or that required governmental and regulatory approvals may delay the transactions or result in the imposition of conditions that could reduce the anticipated benefits from the transactions contemplated by the merger agreement or cause the parties to abandon the transactions contemplated by the merger agreement; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the merger; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; (xv) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (xvi) economic and foreign exchange rate volatility; (xvii) the continued strength of the medical and pharmaceutical markets; (xviii) the timing, success and market reception for Idera’s and BioCryst’s products; (xix) the possibility of new technologies outdating Idera’s or BioCryst’s products; (xx) continued support of Idera’s or BioCryst’s products by influential medical professionals; (xxi) reliance on and integration of information technology systems; (xxii) the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; (xxiii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs; and (xxiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger.

While the list of factors presented here is, and the list of factors presented in the Registration Statement is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on BioCryst’s or Idera’s consolidated financial condition, results of operations, credit rating or liquidity. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Investor Contacts:

For BioCryst

Thomas Staab

Senior Vice President, Chief Financial Officer

BioCryst Pharmaceuticals

Office: 919-859-7910

tstaab@biocryst.com

For Idera

Robert Doody

Vice President, Investor Relations and Corporate Communications

Idera Pharmaceuticals

Office: 617-679-5515

Mobile: 484-639-7235

rdoody@iderapharma.com

Additional Investor Contact for Idera:

Bob Marese

MacKenzie Partners, Inc.

Office: +1-212-929-5500